Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Year Ended December 31, 2007	Year Ended December 31, 2006	July 15, 2005 to December 31, 2005	January 1, 2005 to July 14, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003
		(successor)			(predecessor)
(Loss) income before income taxes	$(4,446)	$(7,238)	$(4,354)	$(5,179)	$2,716	$1,824

Fixed charges:
Interest on debt	27,541	26,110	5,787	5	10	20
Amortization of deferred financing costs	1,343	1,152	84	—	—	—
Estimated interest component of rent expense	642	446	108	23	38	37

Total fixed charges	29,526	27,708	5,979	28	48	57

Total earnings available for fixed charges	$25,080	$20,470	$1,625	$(5,151)	$2,764	$1,881

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	57.6	33.0

N/A

Earnings are inadequate to cover fixed charges by $4,446 and $7,238 for the years ended December 31, 2007 and 2006, respectively, $4,354 for the period from July 15, 2005 to December 31, 2005 and $5,179 for the period from January 1, 2005 to July 14, 2005.